

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via E-mail
Guilfred Colcol Casimiro
Monarchy Resources, Inc.
c/o American Corporate Enterprises
123 W Nye Lane, Suite 129
Carson City, Nevada 89706

> **Re: Monarchy Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 28, 2011**
> **File No. 333-172825**

Dear Mr. Casimiro:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

1.   Where you discuss the cost of the proposed two phase exploration plan, please disclose your working capital and cash on hand as of a recent date.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 25

2.   The sum total of the individual line items in your table for the estimated expenses over the next twelve months do not equal the total you provide for estimated expenses. Please revise or explain why these amounts differ.

3.   We note your response to comment four in our letter dated August 19, 2011. Please revise your disclosure to clarify the terms of the $14,000 loan that was advanced to the company by the directors. In that regard, we note your disclosure indicating that the loan may or may not be convertible into shares of common stock. Furthermore, please clarify whether your statement, "monies advanced by the directors will be on a demand basis and will bear no interest," applies to the $14,000 loan or only applies to future loans.

4.   We note that you continue to disclose that your "directors and officers have committed to advance Monarchy funds to enable the Company to meet its cash needs over the coming year." Please clarify whether your directors and officers are still committed to advance additional funds during the coming year or have completed their commitment with the advance of $14,000 prior to August 1, 2011.

Our Planned Exploration Program, page 27

5.   Please update your disclosure to reflect the exploration costs of $14,000 shown in your financial statements for three month period ended July 31, 2011. Discuss the status or results of Phase I of your exploration program and any changes or progress with respect to Phase II.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: W. Scott Lawler (via e-mail)